Filed Pursuant to Rule 433
Registration No. 333-202524
September 6, 2016
FREE WRITING PROSPECTUS
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
Stock-Linked Underlying Supplement dated March 5, 2015)

HSBC USA Inc.
Accelerated Market Participation Securities™

▸ Accelerated Market Participation Securities™ linked to an equally weighted basket consisting of 20 common equity securities.

▸ Maturity of 15 months

▸ 3x exposure to any positive return of the reference asset, subject to a maximum return of at least 23% (to be determined on the pricing date)

▸ One-for-one downside exposure to any negative return of the reference asset

▸ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Accelerated Market Participation Securities (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-36 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-10 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $800 and $983.50 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-6 and "Risk Factors" beginning on page FWP-10 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.65% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-36 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC ◆

HSBC USA Inc.

Accelerated Market Participation Securities[TM]

Linked to a Basket Consisting of 20 Common Equity Securities

This free writing prospectus relates to a single offering of Accelerated Market Participation Securities[TM] linked to the performance of 20 common equity securities (the "Reference Stocks") as indicated below.

Reference Stock Issuers	Ticker Symbols	Relevant Exchanges[1]	Industries	Initial Component Prices[2]
American Airlines Group Inc.	AAL	NASDAQ	Passenger Transportation	
Allegiant Travel Company	ALGT	NASDAQ	Passenger Transportation	
Alaska Air Group, Inc.	ALK	NYSE	Passenger Transportation	
BioMarin Pharmaceutical Inc.	BMRN	NASDAQ	Biotech & Pharma	
Delta Air Lines, Inc.	DAL	NYSE	Passenger Transportation	
Gilead Sciences, Inc.	GILD	NASDAQ	Biotech & Pharma	
Horizon Pharma Public Limited Company	HZNP	NASDAQ	Biotech & Pharma	
Intercept Pharmaceuticals, Inc.	ICPT	NASDAQ	Biotech & Pharma	
Intuitive Surgical, Inc.	ISRG	NASDAQ	Medical Equipment & Devices	
Jetblue Airways Corporation	JBLU	NASDAQ	Passenger Transportation	
Kite Pharma, Inc.	KITE	NASDAQ	Biotech & Pharma	
Southwest Airlines Co.	LUV	NYSE	Passenger Transportation	
Las Vegas Sands Corp.	LVS	NYSE	Gaming, Lodging & Restaurants	
MGM Resorts International	MGM	NYSE	Gaming, Lodging & Restaurants	
Puma Biotechnology, Inc.	PBYI	NYSE	Biotech & Pharma	
Regeneron Pharmaceuticals, Inc.	REGN	NASDAQ	Biotech & Pharma	
Seattle Genetics, Inc.	SGEN	NASDAQ	Biotech & Pharma	
United Continental Holdings, Inc.	UAL	NYSE	Passenger Transportation	
Vertex Pharmaceuticals Incorporated	VRTX	NASDAQ	Biotech & Pharma	
Wynn Resorts, Limited	WYNN	NASDAQ	Gaming, Lodging & Restaurants	

[1] For additional information regarding the Relevant Exchanges, please see "Information Relating to the Reference Stocks" beginning on page FWP-15.
[2] For each Reference Stock, its Official Closing Price on September 6, 2016.

HSBC USA Inc.

Accelerated Market Participation Securities™

Linked to a Basket Consisting of 20 Common Equity Securities

Indicative Terms*

Principal Amount	$1,000 per Note
Term	15 months
Upside Participation Rate	300%
Reference Asset	An equally weighted basket consisting of 20 Reference Stocks, as described in the table above.
Payment at Maturity per Note	**If the Reference Return is greater than zero**, you will receive the lesser of: a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and b) $1,000 + ($1,000 × Maximum Cap). **If the Reference Return is equal to or less than zero:** $1,000 + ($1,000 × Reference Return). For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the Principal Amount, subject to the credit risk of HSBC. If the Reference Return is negative, you will lose up to 100% of your investment.
Maximum Cap	At least 23%, to be determined on the Pricing Date.
Reference Return	$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$
Initial Value	Set to 100 on the Pricing Date
Final Value	See page FWP-6
Pricing Date	September 12, 2016
Trade Date	September 12, 2016
Original Issue Date	September 14, 2016
Final Valuation Date	December 11, 2017
Maturity Date	December 14, 2017
CUSIP/ISIN	40433UVG8/US40433UVG83

* As more fully described beginning on page FWP-5.

The Notes

The Notes are designed for investors who believe that the Reference Asset will appreciate moderately over the term of the Notes. If the Reference Asset appreciates over the term of the Notes, you will realize a return equal to 300% (3x) of the Reference Asset's appreciation, subject to the Maximum Cap of at least 23% (to be determined on the Pricing Date). If the Reference Asset declines, you will lose 1% of your investment for every 1% decline in the Reference Asset.

The offering period for the Notes is through **September 12, 2016**



Payoff Example

The table at right shows the hypothetical payout profile of an investment in the Notes reflecting the Upside Participation Rate of 300% (3x) and assuming a Maximum Cap of 23% (the actual Maximum Cap will be determined on the Pricing Date and will be at least 23%).

Reference Return	Participation in Reference Return	Notes Return
7.67% or greater	3x upside exposure, subject to the Maximum Cap	23.00% 23.00%
7.00% 5.00%	3x upside exposure	21.00% 15.00%
-20% -90%	1x downside exposure	-20% -90%

Hypothetical Information about the Reference Asset

The following graph illustrates the hypothetical daily performance of the Reference Asset from June 22, 2014 (the date on which the Reference Stock with the most limited trading history, Kite Pharma, Inc., began trading) through September 1, 2016, based on closing price information from the Bloomberg Professional® service, if the value of the Reference Asset was made to equal 100 on June 22, 2014. The hypothetical performance reflects the performance of the Reference Asset would have exhibited based on (i) the actual historical performance of the Reference Stocks and (ii) the assumption that no adjustment to the Official Closing Price occurred from June 22, 2014 through September 1, 2016 for any Reference Stock. Neither the hypothetical performance of the Reference Asset nor the actual historical performance of the Reference Stocks should be taken as indications of future performance.

We cannot give you assurance that the performance of the Reference Asset will result in the return of your initial investment. You may lose up to 100% of your investment.



For further information on each Reference Stock, please see "Information Relating to the Reference Stocks" beginning on page FWP-15. We have derived all disclosure regarding the Reference Stocks from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Stocks.

HSBC USA Inc.
Accelerated Market Participation Securities^{TM}



Linked to a Basket Consisting of 20 Common Equity Securities

This free writing prospectus relates to an offering of Accelerated Market Participation Securities^{TM}. The Notes will have the terms described in this free writing prospectus and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, or Stock-Linked Underlying Supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the Notes and, if the Reference Return is less than zero, lose up to 100% of your principal.**

This free writing prospectus relates to a single offering of Notes, linked to the performance of an equally weighted basket (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc., as described below. The following key terms relate to the Notes:

Issuer: HSBC USA Inc.

Principal Amount: $1,000 per Note

Reference Asset: An equally weighted basket consisting of 20 Reference Stocks, as described in the table below.

Reference Stocks: The common equity securities of the following Reference Stock Issuers:

Reference Stock Issuers	Ticker Symbols	Relevant Exchanges[1]	Initial Component Prices[2]
American Airlines Group Inc.	AAL	NASDAQ	
Allegiant Travel Company	ALGT	NASDAQ	
Alaska Air Group, Inc.	ALK	NYSE	
BioMarin Pharmaceutical Inc.	BMRN	NASDAQ	
Delta Air Lines, Inc.	DAL	NYSE	
Gilead Sciences, Inc.	GILD	NASDAQ	
Horizon Pharma Public Limited Company	HZNP	NASDAQ	
Intercept Pharmaceuticals, Inc.	ICPT	NASDAQ	
Intuitive Surgical, Inc.	ISRG	NASDAQ	
Jetblue Airways Corporation	JBLU	NASDAQ	
Kite Pharma, Inc.	KITE	NASDAQ	
Southwest Airlines Co.	LUV	NYSE	
Las Vegas Sands Corp.	LVS	NYSE	
MGM Resorts International	MGM	NYSE	
Puma Biotechnology, Inc.	PBYI	NYSE	
Regeneron Pharmaceuticals, Inc.	REGN	NASDAQ	
Seattle Genetics, Inc.	SGEN	NASDAQ	
United Continental Holdings, Inc.	UAL	NYSE	
Vertex Pharmaceuticals Incorporated	VRTX	NASDAQ	
Wynn Resorts, Limited	WYNN	NASDAQ	

1.   For additional information regarding the Relevant Exchanges, please see "Information Relating to the Reference Stocks" beginning on page FWP-15.

2.   For each Reference Stock, its Official Closing Price on September 6, 2016.

Component Weightings: With respect to each Reference Stock, 1/20.

Trade Date: September 12, 2016

Pricing Date: September 12, 2016

Original Issue Date: September 14, 2016

Final Valuation Date: December 11, 2017, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.

Maturity Date: 3 business days after the Final Valuation Date, and expected to be December 14, 2017. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and

Maturity Date" in the accompanying Stock-Linked Underlying Supplement.

Upside Participation Rate:	300%
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Final Settlement Value.
Final Settlement Value:	***If the Reference Return is greater than zero,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of:
	(a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and
	(b) $1,000 + ($1,000 × Maximum Cap).
	If the Reference Return is equal to or less than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:
	$1,000 + ($1,000 × Reference Return).
	Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Reference Return is below zero. For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the Principal Amount, subject to the credit risk of HSBC. **If the Reference Return is less than zero, you will lose up to 100% of your investment.**
Maximum Cap:	At least 23%, to be determined on the Pricing Date.
Reference Return:	The quotient, expressed as a percentage, calculated as follows:
	$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Initial Value:	Set to 100 on the Pricing Date.
Final Value:	The Reference Asset Closing Value on the Final Valuation Date.
Reference Asset Closing Value:	On any scheduled trading day, the Reference Asset Closing Value will be calculated as follows:
	100 × [1 + (sum of each Reference Stock Return multiplied by its Component Weighting)]
Reference Stock Return:	With respect to each Reference Stock:
	$$\frac{\text{Final Component Price} - \text{Initial Component Price}}{\text{Initial Component Price}}$$
Initial Component Price:	With respect to each Reference Stock, its Official Closing Price on September 6, 2016. Each Initial Component Price may be higher or lower than the closing price of the relevant Reference Stock on the trade date.
Final Component Price:	With respect to each Reference Stock, its Official Closing Price on the Final Valuation Date.
Official Closing Price:	With respect to each Reference Stock, the Official Closing Price on any scheduled trading day during the term of the Notes will be its relevant official price of one share on its Relevant Exchange as of the close of the regular trading session of such exchange and as reported in that exchange's official price determination mechanism, as further described under "Additional Terms of the Notes—Official Closing Price" in the accompanying Stock-Linked Underlying Supplement. With respect to each Reference Stock, its Official Closing Price will be subject to adjustment by the Calculation Agent as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."
CUSIP/ISIN:	40433UVG8/US40433UVG83

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

GENERAL

This free writing prospectus relates to a single offering of Notes, linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any Reference Stock or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the Stock-Linked Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, or Stock-Linked Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-10 of this free writing prospectus, page S-1 of the prospectus supplement and page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and a Stock-Linked Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and the Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▸ The Stock-Linked Underlying Supplement at:
https://www.sec.gov/Archives/edgar/data/83246/000114420415014323/v403651_424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of:

 (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and
 (b) $1,000 + ($1,000 × Maximum Cap).

If the Reference Return is equal to or less than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

 $1,000 + ($1,000 × Reference Return).

Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Reference Return is below zero. For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the Reference Return is less than zero, you will lose up to 100% of your investment.**

Interest

The Notes will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▸ You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the value of the Reference Asset will increase moderately over the term of the Notes.

▸ You are willing to invest in the Notes based on the Maximum Cap indicated herein, which may limit your return at maturity. The actual Maximum Cap will be determined on the Pricing Date.

▸ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than zero.

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are willing to forgo dividends or other distributions paid to holders of the Reference Stocks.

▸ You do not seek current income from your investment.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the Notes to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▸ You believe the Reference Return will be negative on the Final Valuation Date or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▸ You are unwilling to invest in the Notes based on the Maximum Cap indicated herein, which may limit your return at maturity. The actual Maximum Cap will be determined on the Pricing Date.

▸ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than zero.

▸ You seek an investment that provides full return of principal.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You prefer to receive the dividends or other distributions paid on the Reference Stocks.

▸ You seek current income from your investment.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the Notes to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the Stock-Linked Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any Reference Stock. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "— General Risks Related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the Notes may result in a loss.

You will be fully exposed to the decline in the Final Value from the Initial Value. Accordingly, if the Reference Return is less than zero, your Payment at Maturity will be less than the Principal Amount. You will lose up to 100% of your investment at maturity if the Reference Return is negative.

The appreciation on the Notes is limited by the Maximum Cap.

You will not participate in any appreciation in the value of the Reference Asset (as multiplied by the Upside Participation Rate) beyond the Maximum Cap. The Maximum Cap (to be determined on the Pricing Date) will be at least 23%. You will not receive a return on the Notes greater than the Maximum Cap.

The amount payable on the Notes is not linked to the prices of the Reference Stocks at any time other than on the Final Valuation Date.

The Final Value will be based on the Official Closing Prices of the Reference Stocks on the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the prices of the Reference Stocks appreciate during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a price that is less than their respective Initial Component Prices, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the prices of the Reference Stocks prior to such decrease. Although the actual prices of the Reference Stocks on the Maturity Date or at other times during the term of the Notes may be higher than their respective Final Component Prices, the Payment at Maturity will be based solely on the Official Closing Prices of the Reference Stocks on the Final Valuation Date.

Change in the price of one or more Reference Stocks may be offset by change in the prices of the other Reference Stocks.

A change in the price of one or more Reference Stocks on the Final Valuation Date may not correlate with change in the prices of the other Reference Stocks. The price of one or more Reference Stocks may increase, while the prices of the other Reference Stocks may not increase as much, or may even decrease. Therefore, in calculating the price of the Reference Asset, increases in the price of one or more Reference Stocks may be moderated, or wholly offset, by lesser increases or decreases in the prices of the other Reference Stocks.

Some Reference Stocks have limited historical information.

Because several Reference Stocks have limited trading histories, your investment in the Notes may involve a greater risk than investing in securities linked to one or more common equity securities with a more established record of performance.

The Notes may be subject to non-U.S. securities market risk.

An investment in securities linked to the price of a non-U.S. company, such as Horizon Pharma Public Limited Company, involves risks associated with the home country of such non-U.S. company. The price of the ordinary shares of Horizon Pharma Public Limited Company may be affected by political, economic, financial and social factors in Ireland, including changes in Ireland's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes.

The Reference Stocks are concentrated in three industries.

Most of the Reference Stocks are issued by companies in the airline industry, the pharmaceutical industry or the gaming, lodging & restaurants industry. Although an investment in the Notes will not give holders any ownership or other direct interests in the Reference Stocks, the return on an investment in the Notes will be subject to certain risks associated with a direct equity investment in companies in those industries. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple industries.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 5 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Reference Asset relative to its Initial Value. We cannot predict the Final Value of the Reference Asset or the Official Closing Price of any Reference Stock. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Final Settlement Value on a $1,000 investment in the Notes for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Hypothetical Maximum Cap: 23% (The actual Maximum Cap will be determined on the Pricing Date and will be at least 23%)

▶ Upside Participation Rate: 300%

Hypothetical Reference Return	Hypothetical Final Settlement Value	Hypothetical Return on the Notes
100.00%	$1,230.00	23.00%
80.00%	$1,230.00	23.00%
60.00%	$1,230.00	23.00%
40.00%	$1,230.00	23.00%
20.00%	$1,230.00	23.00%
7.67%	**$1,230.00**	**23.00%**
7.00%	$1,210.00	21.00%
5.00%	$1,150.00	15.00%
2.00%	$1,060.00	6.00%
1.00%	$1,030.00	3.00%
0.00%	**$1,000.00**	**0.00%**
-5.00%	$950.00	-5.00%
-10.00%	$900.00	-10.00%
-20.00%	$800.00	-20.00%
-40.00%	$600.00	-40.00%
-60.00%	$400.00	-60.00%
-80.00%	$200.00	-80.00%
-100.00%	$0.00	-100.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The value of the Reference Asset increases from the Initial Value of 100.00 to a Final Value of 105.00.

Reference Return:	5.00%
Final Settlement Value:	**$1,150.00**

Because the Reference Return is positive, and the Reference Return multiplied by the Upside Participation Rate is less than the hypothetical Maximum Cap, the Final Settlement Value would be $1,150.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 5.00% × 300%)

= $1,150.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by 300% when the Reference Return is positive and, as multiplied by the Upside Participation Rate, equal to or less than the Maximum Cap.

Example 2: The value of the Reference Asset increases from the Initial Value of 100.00 to a Final Value of 130.00.

Reference Return:	30.00%
Final Settlement Value:	**$1,230.00**

Because the Reference Return is positive, and the Reference Return multiplied by the Upside Participation Rate is greater than the hypothetical Maximum Cap, the Final Settlement Value would be $1,230.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Maximum Cap)

= $1,000 + ($1,000 × 23%)

= $1,230.00

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap when the Reference Return is positive and the Reference Return multiplied by 300% exceeds the Maximum Cap.

Example 3: The value of the Reference Asset decreases from the Initial Value of 100.00 to a Final Value of 60.00.

Reference Return:	-40.00%
Final Settlement Value:	**$600.00**

Because the Reference Return is less than zero, the Final Settlement Value would be $600.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return)

= $1,000 + ($1,000 × -40.00%)

= $600.00

Example 3 shows that you are exposed on a 1-to-1 basis to any decline in the value of the Reference Asset.

YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT.

INFORMATION RELATING TO THE REFERENCE STOCKS

Description of American Airlines Group Inc.

American Airlines Group Inc. operates an airline that provides scheduled passenger, freight and mail service throughout North America, the Caribbean, Latin America, Europe and the Pacific. The company also provides connecting service throughout the United States, Canada and the Caribbean. Its common stock trades on the NASDAQ Global Market (the "NASDAQ") under the symbol "AAL." The company's CIK number is 6201.

Historical Performance of American Airlines Group Inc.

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the Relevant Exchange, of this Reference Stock for each quarter in the period from December 9, 2013, the date when this Reference Stock began trading, through September 1, 2016. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Reference Stock should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
September 30, 2013	127.82	117.25	121.50
December 31, 2013	125.65	114.44	124.91
March 31, 2014	125.32	109.27	118.91
June 30, 2014	133.57	116.55	130.55
September 30, 2014	135.10	118.67	119.32
December 15, 2014*	120.16	100.15	100.86
March 31, 2015	55.76	46.53	52.78
June 30, 2015	52.78	39.48	39.94
September 30, 2015	43.99	37.50	38.83
December 31, 2015	46.50	38.13	42.35
March 31, 2016	43.47	35.55	41.01
June 30, 2016	41.34	25.27	28.31
September 1, 2016	37.05	28.31	36.24

* This free writing prospectus includes information for the third calendar quarter of 2016 for the period from July 1, 2016 through September 1, 2016. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2016.

The graph below illustrates the daily performance of this Reference Stock from December 9, 2013 through September 1, 2016 based on closing price information from the Bloomberg Professional® service. The market price of this Reference Stock on September 1, 2016 was $36.24. *Past performance of this Reference Stock is not indicative of its future performance.*



Description of Allegiant Travel Company

Allegiant Travel Company is a leisure travel company. The company operates a passenger airline marketed to leisure travelers in small cities. Its common stock trades on the NASDAQ under the symbol "ALGT." The company's CIK number is 1362468.

Historical Performance of Allegiant Travel Company

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the Relevant Exchange, of this Reference Stock for each quarter in the period from January 2, 2008 through September 1, 2016. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Reference Stock should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	32.14	21.01	26.42	September 28, 2012	74.00	62.99	63.36
June 30, 2008	28.74	18.59	18.59	December 31, 2012	77.32	63.36	73.41
September 30, 2008	35.32	17.13	35.32	March 28, 2013	88.78	73.31	88.78
December 31, 2008	48.62	25.49	48.57	June 28, 2013	106.58	83.48	105.99
March 31, 2009	48.57	33.00	45.46	September 30, 2013	107.47	92.89	105.36
June 30, 2009	56.57	33.76	39.64	December 31, 2013	113.97	97.26	105.44
September 30, 2009	47.04	36.84	38.09	March 31, 2014	111.93	88.67	111.93
December 31, 2009	48.84	35.53	47.17	June 30, 2014	124.03	110.29	117.77
March 31, 2010	58.25	47.17	57.86	September 30, 2014	127.40	115.91	123.66
June 30, 2010	57.86	42.22	42.69	December 31, 2014	150.33	105.09	150.33
September 30, 2010	46.21	37.51	42.32	March 31, 2015	197.33	147.84	192.29
December 31, 2010	52.58	39.04	49.24	June 30, 2015	192.29	152.63	177.88
March 31, 2011	51.75	39.97	43.81	September 30, 2015	233.98	177.15	216.25
June 30, 2011	49.51	40.49	49.50	December 31, 2015	227.86	167.83	167.83
September 30, 2011	49.78	40.64	47.13	March 31, 2016	180.81	147.66	178.06
December 30, 2011	55.06	45.45	53.34	June 30, 2016	181.75	136.49	151.50
March 30, 2012	56.75	48.05	54.50	September 1, 2016	151.50	122.82	136.41
June 29, 2012	70.45	54.50	69.68				

* This free writing prospectus includes information for the third calendar quarter of 2016 for the period from July 1, 2016 through September 1, 2016. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2016.

The graph below illustrates the daily performance of this Reference Stock from January 2, 2008 through September 1, 2016 based on closing price information from the Bloomberg Professional® service. The market price of this Reference Stock on September 1, 2016 was $136.41. ***Past performance of this Reference Stock is not indicative of its future performance.***

ALGT



Description of Alaska Air Group, Inc.

Alaska Air Group, Inc. is an airline holding company. The company, through its subsidiaries, provides air services to passengers. The company also provides freight and mail services, primarily to and within the state of Alaska and on the West Coast. Its common stock trades on the New York Stock Exchange ("NYSE") under the symbol "ALK." The company's CIK number is 766421.

Historical Performance of Alaska Air Group, Inc.

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the Relevant Exchange, of this Reference Stock for each quarter in the period from January 2, 2008 through September 1, 2016. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Reference Stock should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	7.05	4.51	4.91	September 28, 2012	18.98	16.75	17.53
June 30, 2008	5.58	3.84	3.84	December 31, 2012	22.46	17.53	21.55
September 30, 2008	5.94	2.70	5.10	March 28, 2013	31.98	21.55	31.98
December 31, 2008	7.31	3.58	7.31	June 28, 2013	33.74	25.21	26.00
March 31, 2009	7.69	3.49	4.39	September 30, 2013	32.11	25.91	31.31
June 30, 2009	5.49	3.77	4.57	December 31, 2013	39.10	30.67	36.69
September 30, 2009	6.87	4.57	6.70	March 31, 2014	46.66	36.59	46.66
December 31, 2009	9.04	6.36	8.64	June 30, 2014	50.04	44.68	47.53
March 31, 2010	10.47	7.84	10.31	September 30, 2014	49.78	42.72	43.54
June 30, 2010	13.33	9.91	11.24	December 31, 2014	59.77	41.58	59.76
September 30, 2010	13.52	10.81	12.76	March 31, 2015	71.07	58.77	66.18
December 31, 2010	14.77	11.62	14.17	June 30, 2015	68.30	60.65	64.43
March 31, 2011	16.18	14.13	15.86	September 30, 2015	82.09	64.30	79.45
June 30, 2011	17.44	15.00	17.12	December 31, 2015	86.33	73.45	80.51
September 30, 2011	17.42	13.05	14.07	March 31, 2016	82.35	63.06	82.02
December 30, 2011	19.13	12.83	18.77	June 30, 2016	82.38	55.66	58.29
March 30, 2012	19.59	16.97	17.91	September 1, 2016	68.46	58.29	67.26
June 29, 2012	18.17	16.10	17.95				

* This free writing prospectus includes information for the third calendar quarter of 2016 for the period from July 1, 2016 through September 1, 2016. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2016.

The graph below illustrates the daily performance of this Reference Stock from January 2, 2008 through September 1, 2016 based on closing price information from the Bloomberg Professional® service. The market price of this Reference Stock on September 1, 2016 was $67.26. *Past performance of this Reference Stock is not indicative of its future performance.*



ALK

Description of BioMarin Pharmaceutical Inc.

BioMarin Pharmaceutical Inc. develops and commercializes therapeutic enzyme products. The company applies its proprietary enzyme technology to develop products for lysosomal storage diseases and for the treatment of serious burns. Its subsidiary provides analytical and diagnostic products and services in the area of carbohydrate biology. Its common stock trades on the NASDAQ under the symbol "BMRN." The company's CIK number is 1048477.

Historical Performance of BioMarin Pharmaceutical Inc.

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the Relevant Exchange, of this Reference Stock for each quarter in the period from January 2, 2008 through September 1, 2016. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Reference Stock should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	40.39	31.90	35.37	September 28, 2012	43.30	37.02	40.27
June 30, 2008	39.72	28.92	28.98	December 31, 2012	50.17	36.81	49.25
September 30, 2008	32.55	25.60	26.49	March 28, 2013	62.39	49.25	62.26
December 31, 2008	26.49	13.59	17.80	June 28, 2013	70.30	54.72	55.79
March 31, 2009	20.83	10.14	12.35	September 30, 2013	78.44	55.79	72.22
June 30, 2009	15.80	11.92	15.61	December 31, 2013	75.94	59.28	70.27
September 30, 2009	18.33	13.86	18.08	March 31, 2014	83.28	64.99	68.21
December 31, 2009	18.98	15.49	18.81	June 30, 2014	68.61	56.15	62.21
March 31, 2010	23.81	18.81	23.37	September 30, 2014	73.00	55.78	72.16
June 30, 2010	24.71	18.33	18.96	December 31, 2014	94.19	67.27	90.40
September 30, 2010	23.09	18.24	22.35	March 31, 2015	129.14	90.28	124.62
December 31, 2010	28.25	21.82	26.93	June 30, 2015	140.00	112.05	136.78
March 31, 2011	28.29	23.47	25.13	September 30, 2015	149.13	96.82	105.32
June 30, 2011	28.46	24.93	27.21	December 31, 2015	117.04	93.79	104.76
September 30, 2011	31.87	24.02	31.87	March 31, 2016	104.92	64.74	82.48
December 30, 2011	35.38	30.07	34.38	June 30, 2016	93.80	74.61	77.80
March 30, 2012	38.34	33.68	34.25	September 1, 2016	101.46	77.80	95.19
June 29, 2012	39.58	32.13	39.58				

* This free writing prospectus includes information for the third calendar quarter of 2016 for the period from July 1, 2016 through September 1, 2016. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2016.

The graph below illustrates the daily performance of this Reference Stock from January 2, 2008 through September 1, 2016 based on closing price information from the Bloomberg Professional® service. The market price of this Reference Stock on September 1, 2016 was $95.19. *Past performance of this Reference Stock is not indicative of its future performance.*



BMRN

Description of Delta Air Lines, Inc.

Delta Air Lines, Inc. provides scheduled air transportation for passengers, freight and mail over a network of routes throughout the United States and internationally. Its common stock trades on the NYSE under the symbol "DAL." The company's CIK number is 27904.

Historical Performance of Delta Air Lines, Inc.

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the Relevant Exchange, of this Reference Stock for each quarter in the period from January 2, 2008 through September 1, 2016. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Reference Stock should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	18.53	8.35	8.60	September 28, 2012	11.12	8.55	9.16
June 30, 2008	10.48	5.00	5.70	December 31, 2012	11.94	9.16	11.87
September 30, 2008	9.94	4.64	7.45	March 28, 2013	17.07	11.87	16.51
December 31, 2008	11.52	5.64	11.46	June 28, 2013	18.97	14.39	18.71
March 31, 2009	12.38	3.93	5.63	September 30, 2013	24.01	18.41	23.59
June 30, 2009	8.11	5.40	5.79	December 31, 2013	29.34	23.59	27.47
September 30, 2009	9.65	5.68	8.96	March 31, 2014	35.37	27.47	34.65
December 31, 2009	11.81	6.95	11.38	June 30, 2014	42.23	31.73	38.72
March 31, 2010	14.65	11.22	14.59	September 30, 2014	40.93	35.61	36.15
June 30, 2010	14.93	11.31	11.75	December 31, 2014	49.23	30.90	49.19
September 30, 2010	12.61	9.97	11.64	March 31, 2015	50.70	43.42	44.96
December 31, 2010	14.33	11.24	12.60	June 30, 2015	47.40	40.57	41.08
March 31, 2011	13.00	9.79	9.80	September 30, 2015	47.99	40.00	44.87
June 30, 2011	11.51	9.00	9.17	December 31, 2015	52.26	44.87	50.69
September 30, 2011	9.41	6.62	7.50	March 31, 2016	50.69	40.77	48.68
December 30, 2011	9.02	6.65	8.09	June 30, 2016	48.68	33.36	36.43
March 30, 2012	11.30	8.01	9.91	September 1, 2016	40.98	35.58	36.82
June 29, 2012	12.10	9.81	10.95				

* This free writing prospectus includes information for the third calendar quarter of 2016 for the period from July 1, 2016 through September 1, 2016. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2016.

The graph below illustrates the daily performance of this Reference Stock from January 2, 2008 through September 1, 2016 based on closing price information from the Bloomberg Professional® service. The market price of this Reference Stock on September 1, 2016 was $36.82. *Past performance of this Reference Stock is not indicative of its future performance.*

DAL



Description of Gilead Sciences, Inc.

Gilead Sciences, Inc. is a research-based biopharmaceutical company that discovers, develops and commercializes therapeutics to advance the care of patients suffering from life-threatening diseases. The company's primary areas of focus include HIV, AIDS, liver disease, and serious cardiovascular and respiratory conditions. Its common stock trades on the NASDAQ under the symbol "GILD." The company's CIK number is 882095.

Historical Performance of Gilead Sciences, Inc.

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the Relevant Exchange, of this Reference Stock for each quarter in the period from January 2, 2008 through September 1, 2016. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Reference Stock should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	25.76	21.46	25.76	September 28, 2012	33.88	25.33	33.16
June 30, 2008	28.32	24.98	26.47	December 31, 2012	38.17	32.42	36.72
September 30, 2008	28.55	21.22	22.79	March 28, 2013	48.93	36.72	48.93
December 31, 2008	25.66	18.73	25.57	June 28, 2013	56.41	47.20	51.21
March 31, 2009	26.40	21.85	23.16	September 30, 2013	64.32	51.21	62.84
June 30, 2009	24.18	20.72	23.42	December 31, 2013	75.20	58.90	75.15
September 30, 2009	24.90	22.12	23.29	March 31, 2014	83.95	68.55	70.86
December 31, 2009	23.74	21.27	21.64	June 30, 2014	83.02	65.48	82.91
March 31, 2010	24.72	21.63	22.74	September 30, 2014	109.43	82.91	106.45
June 30, 2010	23.17	16.45	17.14	December 31, 2014	114.22	89.45	94.26
September 30, 2010	18.25	15.93	17.80	March 31, 2015	107.18	94.26	98.13
December 31, 2010	20.16	17.68	18.12	June 30, 2015	122.21	97.72	117.08
March 31, 2011	21.25	18.12	21.22	September 30, 2015	119.60	94.80	98.19
June 30, 2011	21.40	19.42	20.70	December 31, 2015	110.96	97.54	101.19
September 30, 2011	21.60	17.67	19.40	March 31, 2016	101.19	82.70	91.86
December 30, 2011	21.39	18.13	20.46	June 30, 2016	102.29	78.25	83.42
March 30, 2012	28.01	20.46	24.42	September 1, 2016	88.55	77.42	77.42
June 29, 2012	26.36	22.70	25.64				

* This free writing prospectus includes information for the third calendar quarter of 2016 for the period from July 1, 2016 through September 1, 2016. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2016.

The graph below illustrates the daily performance of this Reference Stock from January 2, 2008 through September 1, 2016 based on closing price information from the Bloomberg Professional® service. The market price of this Reference Stock on September 1, 2016 was $77.42. **_Past performance of this Reference Stock is not indicative of its future performance._**

GILD



Description of Horizon Pharma Public Limited Company

Horizon Pharma Public Limited Company operates as a biopharmaceutical company. The company is organized under the laws of Ireland. It develops, acquires and commercializes late-stage biopharmaceutical therapies for the treatment of pain and inflammation, as well as specialty and orphan diseases. Its ordinary shares trade on the NASDAQ under the symbol "HZNP." The company's CIK number is 1492426.

Historical Performance of Horizon Pharma Public Limited Company

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the Relevant Exchange, of this Reference Stock for each quarter in the period from July 28, 2011, the date when this Reference Stock began trading, through September 1, 2016. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Reference Stock should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
September 30, 2011	9.15	6.99	6.99	June 30, 2014	16.32	12.02	15.82
December 30, 2011	8.99	4.00	4.00	September 30, 2014	16.27	8.28	12.28
March 30, 2012	4.20	3.07	4.14	December 31, 2014	13.47	10.61	12.89
June 29, 2012	7.13	3.50	7.13	March 31, 2015	25.97	12.80	25.97
September 28, 2012	8.30	3.41	3.47	June 30, 2015	34.74	25.595	34.74
December 31, 2012	3.47	2.13	2.33	September 30, 2015	38.45	16.81	19.82
March 28, 2013	2.88	1.99	2.71	December 31, 2015	22.58	13.12	21.67
June 28, 2013	2.71	2.25	2.46	March 31, 2016	21.67	14.02	16.57
September 30, 2013	3.50	2.12	3.38	June 30, 2016	18.82	13.41	16.47
December 31, 2013	7.71	3.34	7.62	September 1, 2016	23.19	16.47	18.62
March 31, 2014	17.35	7.61	15.12				

* This free writing prospectus includes information for the third calendar quarter of 2016 for the period from July 1, 2016 through September 1, 2016. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2016.

The graph below illustrates the daily performance of this Reference Stock from July 28, 2011 through September 1, 2016 based on closing price information from the Bloomberg Professional® service. The market price of this Reference Stock on September 1, 2016 was $18.62. ***Past performance of this Reference Stock is not indicative of its future performance.***



Description of Intercept Pharmaceuticals, Inc.

Intercept Pharmaceuticals, Inc. manufactures and markets biopharmaceutical products. The company focuses on the development and commercialization of therapeutics to treat chronic liver diseases utilizing proprietary bile acid chemistry. Its common stock trades on the NASDAQ under the symbol "ICPT." The company's CIK number is 1270073.

Historical Performance of Intercept Pharmaceuticals, Inc.

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the Relevant Exchange, of this Reference Stock for each quarter in the period from October 11, 2012, the date when this Reference Stock began trading, through September 1, 2016. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Reference Stock should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
December 31, 2012	34.90	18.59	34.24	December 31, 2014	260.85	129.30	156.00
March 28, 2013	41.70	33.58	37.40	March 31, 2015	295.91	146.18	282.02
June 28, 2013	44.84	31.08	44.84	June 30, 2015	313.98	238.71	241.38
September 30, 2013	69.03	43.71	69.03	September 30, 2015	280.00	158.32	165.86
December 31, 2013	76.82	48.57	68.28	December 31, 2015	205.97	139.68	149.35
March 31, 2014	462.26	67.77	329.79	March 31, 2016	151.44	93.71	128.47
June 30, 2014	334.19	217.94	236.63	June 30, 2016	167.66	128.47	142.68
September 30, 2014	307.61	210.36	236.69	September 1, 2016	173.03	142.68	146.82

* This free writing prospectus includes information for the third calendar quarter of 2016 for the period from July 1, 2016 through September 1, 2016. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2016.

The graph below illustrates the daily performance of this Reference Stock from October 11, 2012 through September 1, 2016 based on closing price information from the Bloomberg Professional® service. The market price of this Reference Stock on September 1, 2016 was $146.82. *Past performance of this Reference Stock is not indicative of its future performance.*



ICPT

Description of Intuitive Surgical, Inc.

Intuitive Surgical, Inc. design, manufactures and markets surgical systems. The company offers endoscopes, endoscopic retractors and dissectors, scissors, scalpels, forceps, needle holders, electrocautery, ultrasonic cutters and accessories during surgical procedures. Its common stock trades on the NASDAQ under the symbol "ISRG." The company's CIK number is 1035267.

Historical Performance of Intuitive Surgical, Inc.

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the Relevant Exchange, of this Reference Stock for each quarter in the period from January 2, 2008 through September 1, 2016. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Reference Stock should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	327.24	235.00	324.35	September 28, 2012	566.61	472.48	495.63
June 30, 2008	353.88	265.92	269.40	December 31, 2012	551.19	479.50	490.37
September 30, 2008	331.13	240.98	240.98	March 28, 2013	583.67	459.44	491.19
December 31, 2008	240.98	111.74	126.99	June 28, 2013	513.49	470.30	506.58
March 31, 2009	132.41	85.33	95.36	September 30, 2013	506.58	363.89	376.27
June 30, 2009	166.52	94.33	163.66	December 31, 2013	401.68	355.93	384.08
September 30, 2009	262.25	142.60	262.25	March 31, 2014	453.84	370.94	437.99
December 31, 2009	306.58	246.35	303.32	June 30, 2014	540.63	352.35	411.80
March 31, 2010	362.80	303.32	348.13	September 30, 2014	480.73	380.26	461.82
June 30, 2010	388.01	312.07	315.62	December 31, 2014	533.84	456.51	528.94
September 30, 2010	340.51	265.03	283.74	March 31, 2015	535.36	487.52	505.03
December 31, 2010	293.12	247.50	257.75	June 30, 2015	552.98	483.78	484.50
March 31, 2011	345.27	257.75	333.46	September 30, 2015	557.20	455.47	459.58
June 30, 2011	372.11	333.46	372.11	December 31, 2015	553.37	454.86	546.16
September 30, 2011	413.74	321.45	364.28	March 31, 2016	603.07	507.28	601.05
December 30, 2011	466.03	348.76	463.01	June 30, 2016	661.41	601.05	661.41
March 30, 2012	546.31	440.00	541.75	September 1, 2016	703.05	661.41	689.69
June 29, 2012	588.28	503.01	553.79				

* This free writing prospectus includes information for the third calendar quarter of 2016 for the period from July 1, 2016 through September 1, 2016. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2016.

The graph below illustrates the daily performance of this Reference Stock from January 2, 2008 through September 1, 2016 based on closing price information from the Bloomberg Professional® service. The market price of this Reference Stock on September 1, 2016 was $689.69. **Past performance of this Reference Stock is not indicative of its future performance.**

ISRG



Description of Jetblue Airways Corporation

JetBlue Airways Corporation provides non-stop passenger flight service through its Airbus A320 aircraft. The company's airline is based in New York's John F. Kennedy Airport and currently flies to various destinations in the United States. Its common stock trades on the NASDAQ under the symbol "JBLU." The company's CIK number is 1158463.

Historical Performance of Jetblue Airways Corporation

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the Relevant Exchange, of this Reference Stock for each quarter in the period from January 2, 2008 through September 1, 2016. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. Historical prices of this Reference Stock should not be taken as an indication of its future performance.

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	7.23	4.57	5.80	September 28, 2012	5.85	4.79	4.79
June 30, 2008	5.80	3.64	3.73	December 31, 2012	5.94	4.79	5.71
September 30, 2008	6.32	3.14	4.95	March 28, 2013	6.97	5.71	6.90
December 31, 2008	7.10	3.44	7.10	June 28, 2013	7.20	6.02	6.30
March 31, 2009	7.73	2.84	3.65	September 30, 2013	6.83	6.10	6.66
June 30, 2009	6.23	3.64	4.27	December 31, 2013	9.09	6.63	8.55
September 30, 2009	6.59	4.10	5.98	March 31, 2014	9.37	8.32	8.69
December 31, 2009	6.02	4.76	5.45	June 30, 2014	10.88	7.63	10.85
March 31, 2010	5.86	4.71	5.58	September 30, 2014	12.73	10.40	10.62
June 30, 2010	6.72	5.32	5.49	December 31, 2014	15.89	9.41	15.86
September 30, 2010	6.69	5.38	6.69	March 31, 2015	19.58	14.38	19.25
December 31, 2010	7.59	6.35	6.61	June 30, 2015	21.83	18.56	20.76
March 31, 2011	7.10	5.45	6.27	September 30, 2015	27.02	20.06	25.77
June 30, 2011	6.35	5.38	6.10	December 31, 2015	26.86	22.56	22.65
September 30, 2011	6.26	3.87	4.10	March 31, 2016	23.37	19.34	21.12
December 30, 2011	5.57	3.40	5.20	June 30, 2016	21.33	15.15	16.56
March 30, 2012	6.23	4.81	4.89	September 1, 2016	18.71	15.76	15.81
June 29, 2012	5.33	4.14	5.30				

* This free writing prospectus includes information for the third calendar quarter of 2016 for the period from July 1, 2016 through September 1, 2016. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2016.

The graph below illustrates the daily performance of this Reference Stock from January 2, 2008 through September 1, 2016 based on closing price information from the Bloomberg Professional® service. The market price of this Reference Stock on September 1, 2016 was $15.81. ***Past performance of this Reference Stock is not indicative of its future performance.***

JBLU



Description of Kite Pharma, Inc.

Kite Pharma, Inc. develops and manufactures pharmaceuticals. The company offers and designs cancer immunotherapeutic products and therapy designed to restore the patient's immune system to recognize and eradicate tumors. Its common stock trades on the NASDAQ under the symbol "KITE." The company's CIK number is 1510580.

Historical Performance of Kite Pharma, Inc.

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the Relevant Exchange, of this Reference Stock for each quarter in the period from June 20, 2014, the date when this Reference Stock began trading, through September 1, 2016. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Reference Stock should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
June 30, 2014	32.15	28.92	28.92
September 30, 2014	29.14	21.39	28.50
December 31, 2014	57.67	28.31	57.67
March 31, 2015	87.62	57.67	57.68
June 30, 2015	65.27	46.39	60.97
September 30, 2015	76.50	48.97	55.68
December 31, 2015	87.00	55.68	61.62
March 31, 2016	62.31	39.95	45.91
June 30, 2016	57.42	42.07	50.00
September 1, 2016	62.51	46.96	58.87

* This free writing prospectus includes information for the third calendar quarter of 2016 for the period from July 1, 2016 through September 1, 2016. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2016.

The graph below illustrates the daily performance of this Reference Stock from June 20, 2008 through September 1, 2016 based on closing price information from the Bloomberg Professional® service. The market price of this Reference Stock on September 1, 2016 was $58.87. *Past performance of this Reference Stock is not indicative of its future performance.*



Description of Southwest Airlines Co.

Southwest Airlines Co. is a domestic airline that provides primarily short-haul, high-frequency, and point-to-point services. The company offers flights throughout the United States. Its common stock trades on the NYSE under the symbol "LUV." The company's CIK number is 92380.

Historical Performance of Southwest Airlines Co.

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the Relevant Exchange, of this Reference Stock for each quarter in the period from January 2, 2008 through September 1, 2016. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Reference Stock should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	13.08	11.27	12.40	September 28, 2012	9.63	8.47	8.77
June 30, 2008	14.80	11.78	13.04	December 31, 2012	10.56	8.71	10.24
September 30, 2008	16.47	12.85	14.51	March 28, 2013	13.48	10.24	13.48
December 31, 2008	14.51	7.28	8.62	June 28, 2013	14.38	12.54	12.89
March 31, 2009	9.81	5.01	6.33	September 30, 2013	14.70	12.71	14.56
June 30, 2009	7.64	6.25	6.73	December 31, 2013	18.95	14.56	18.84
September 30, 2009	9.88	6.48	9.60	March 31, 2014	23.98	18.84	23.61
December 31, 2009	11.61	8.20	11.43	June 30, 2014	27.59	22.51	26.86
March 31, 2010	13.22	11.03	13.22	September 30, 2014	35.23	26.70	33.77
June 30, 2010	13.96	11.11	11.11	December 31, 2014	42.32	28.88	42.32
September 30, 2010	13.35	10.63	13.07	March 31, 2015	46.99	38.90	44.30
December 31, 2010	14.26	12.60	12.98	June 30, 2015	44.30	33.09	33.09
March 31, 2011	13.32	11.57	12.63	September 30, 2015	40.45	32.36	38.04
June 30, 2011	12.67	10.77	11.42	December 31, 2015	49.58	38.00	43.06
September 30, 2011	11.64	7.85	8.04	March 31, 2016	44.99	34.72	44.80
December 30, 2011	9.10	7.35	8.56	June 30, 2016	47.73	36.76	39.21
March 30, 2012	10.04	8.18	8.24	September 1, 2016	43.18	35.54	36.59
June 29, 2012	9.31	7.88	9.22				

* This free writing prospectus includes information for the third calendar quarter of 2016 for the period from July 1, 2016 through September 1, 2016. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2016.

The graph below illustrates the daily performance of this Reference Stock from January 2, 2008 through September 1, 2016 based on closing price information from the Bloomberg Professional® service. The market price of this Reference Stock on September 1, 2016 was $36.59. *Past performance of this Reference Stock is not indicative of its future performance.*



LUV

Description of Las Vegas Sands Corp.

Las Vegas Sands Corp. owns and operates casino resorts and convention centers. The company operates in the United States, Macau and Singapore. Its casinos offer gaming activities and entertainment, as well as overnight accommodations, and its expo centers host entertainment shows, expositions and other activities. Its common stock trades on the NYSE under the symbol "LVS." The company's CIK number is 1300514.

Historical Performance of Las Vegas Sands Corp.

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the Relevant Exchange, of this Reference Stock for each quarter in the period from January 2, 2008 through September 1, 2016. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Reference Stock should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	103.05	71.85	73.64	September 28, 2012	46.77	36.41	46.37
June 30, 2008	81.50	47.10	47.44	December 31, 2012	47.38	40.56	46.16
September 30, 2008	56.87	31.83	36.11	March 28, 2013	56.56	46.16	56.35
December 31, 2008	36.11	3.23	5.93	June 28, 2013	59.49	49.47	52.93
March 31, 2009	8.48	1.42	3.01	September 30, 2013	66.90	51.79	66.42
June 30, 2009	11.34	3.01	7.86	December 31, 2013	78.87	64.33	78.87
September 30, 2009	19.56	6.65	16.84	March 31, 2014	87.81	73.40	80.78
December 31, 2009	18.28	13.17	14.94	June 30, 2014	82.87	72.48	76.22
March 31, 2010	21.90	14.94	21.15	September 30, 2014	77.94	60.15	62.21
June 30, 2010	27.04	19.85	22.14	December 31, 2014	64.54	52.31	58.16
September 30, 2010	35.59	21.59	34.85	March 31, 2015	60.56	51.42	55.04
December 31, 2010	52.80	34.85	45.95	June 30, 2015	59.56	49.93	52.57
March 31, 2011	50.60	36.34	42.22	September 30, 2015	57.23	37.81	37.97
June 30, 2011	47.51	37.82	42.21	December 31, 2015	50.91	36.98	43.84
September 30, 2011	49.21	37.33	38.34	March 31, 2016	54.09	36.97	51.68
December 30, 2011	48.50	36.71	42.73	June 30, 2016	52.50	41.82	43.49
March 30, 2012	59.12	42.17	57.57	September 1, 2016	53.81	42.80	53.81
June 29, 2012	61.05	42.29	43.49				

* This free writing prospectus includes information for the third calendar quarter of 2016 for the period from July 1, 2016 through September 1, 2016. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2016.

The graph below illustrates the daily performance of this Reference Stock from January 2, 2008 through September 1, 2016 based on closing price information from the Bloomberg Professional® service. The market price of this Reference Stock on September 1, 2016 was $53.81. *Past performance of this Reference Stock is not indicative of its future performance.*

LVS



Description of MGM Resorts International

MGM Resorts International operates gaming, hospitality and entertainment resorts. The company also offers hospitality management services for casino and non-casino properties. Its common stock trades on the NYSE under the symbol "MGM." The company's CIK number is 789570.

Historical Performance of MGM Resorts International

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the Relevant Exchange, of this Reference Stock for each quarter in the period from January 2, 2008 through September 1, 2016. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Reference Stock should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	84.02	58.39	58.77	September 28, 2012	11.41	9.00	10.75
June 30, 2008	62.13	33.89	33.89	December 31, 2012	11.81	9.30	11.64
September 30, 2008	36.52	23.14	28.50	March 28, 2013	13.51	11.64	13.15
December 31, 2008	28.50	8.79	13.76	June 28, 2013	15.86	11.99	14.78
March 31, 2009	16.10	1.89	2.33	September 30, 2013	20.44	14.78	20.44
June 30, 2009	13.10	2.33	6.39	December 31, 2013	23.52	18.44	23.52
September 30, 2009	13.51	5.52	12.04	March 31, 2014	28.39	23.28	25.86
December 31, 2009	12.33	8.91	9.12	June 30, 2014	26.72	23.02	26.40
March 31, 2010	12.52	9.12	12.00	September 30, 2014	27.35	22.16	22.78
June 30, 2010	16.64	9.64	9.64	December 31, 2014	23.25	18.01	21.38
September 30, 2010	11.44	9.01	11.28	March 31, 2015	22.85	19.13	21.03
December 31, 2010	14.92	10.78	14.85	June 30, 2015	22.61	17.58	18.25
March 31, 2011	16.76	12.33	13.15	September 30, 2015	22.64	17.57	18.45
June 30, 2011	15.72	11.89	13.21	December 31, 2015	24.14	18.45	22.72
September 30, 2011	15.87	9.15	9.29	March 31, 2016	22.75	16.56	21.44
December 30, 2011	12.02	8.23	10.43	June 30, 2016	25.09	21.27	22.63
March 30, 2012	14.74	10.43	13.62	September 1, 2016	24.90	22.55	24.65
June 29, 2012	13.93	10.33	11.16				

* This free writing prospectus includes information for the third calendar quarter of 2016 for the period from July 1, 2016 through September 1, 2016. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2016.

The graph below illustrates the daily performance of this Reference Stock from January 2, 2008 through September 1, 2016 based on closing price information from the Bloomberg Professional® service. The market price of this Reference Stock on September 1, 2016 was $24.65. ***Past performance of this Reference Stock is not indicative of its future performance.***



MGM

Description of Puma Biotechnology, Inc.

Puma Biotechnology, Inc. is a development-stage biopharmaceutical company. The company develops therapeutics for the treatment of various forms of cancer. The company focuses on in-licensing drug candidates that are undergoing or have already completed initial clinical testing for the treatment of cancer and then seeks to further develop those drug candidates for commercial use. Its common stock trades on the NYSE under the symbol "PBYI." The company's CIK number is 1401667.

Historical Performance of Puma Biotechnology, Inc.

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the Relevant Exchange, of this Reference Stock for each quarter in the period from October 19, 2012, the date when this Reference Stock began trading, through September 1, 2016. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Reference Stock should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
December 31, 2012	22.60	18.14	18.75	December 31, 2014	252.89	189.27	189.27
March 28, 2013	33.39	18.75	33.39	March 31, 2015	249.71	188.12	236.11
June 28, 2013	45.05	27.97	44.37	June 30, 2015	243.02	113.54	116.75
September 30, 2013	60.00	44.37	53.66	September 30, 2015	116.75	71.47	75.36
December 31, 2013	110.10	36.16	103.53	December 31, 2015	92.91	64.97	78.40
March 31, 2014	139.92	102.06	104.14	March 31, 2016	78.40	27.53	29.37
June 30, 2014	112.36	54.99	66.00	June 30, 2016	39.30	21.87	29.79
September 30, 2014	275.07	58.98	238.57	September 1, 2016	59.27	28.54	58.71

* This free writing prospectus includes information for the third calendar quarter of 2016 for the period from July 1, 2016 through September 1, 2016. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2016.

The graph below illustrates the daily performance of this Reference Stock from October 19, 2012 through September 1, 2016 based on closing price information from the Bloomberg Professional® service. The market price of this Reference Stock on September 1, 2016 was $58.71. ***Past performance of this Reference Stock is not indicative of its future performance.***

PBYI



Description of Regeneron Pharmaceuticals, Inc.

Regeneron Pharmaceuticals, Inc. is a biopharmaceutical company that discovers, develops and commercializes pharmaceutical products for the treatment of serious medical conditions. The company has therapeutic candidates in clinical trials for the potential treatment of cancer, eye diseases and inflammatory diseases, and has preclinical programs in other diseases and disorders. Its common stock trades on the NASDAQ under the symbol "REGN." The company's CIK number is 872589.

Historical Performance of Regeneron Pharmaceuticals, Inc.

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the Relevant Exchange, of this Reference Stock for each quarter in the period from January 2, 2008 through September 1, 2016. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Reference Stock should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	24.77	16.12	19.19	September 28, 2012	152.66	112.77	152.66
June 30, 2008	21.47	13.82	14.44	December 31, 2012	187.74	137.66	171.07
September 30, 2008	23.07	13.35	21.83	March 28, 2013	183.77	158.42	176.40
December 31, 2008	22.82	13.76	18.36	June 28, 2013	282.80	176.40	224.88
March 31, 2009	19.92	12.05	13.86	September 30, 2013	312.87	224.88	312.87
June 30, 2009	18.23	12.41	17.92	December 31, 2013	316.73	261.88	275.24
September 30, 2009	23.11	16.29	19.30	March 31, 2014	347.62	267.62	300.28
December 31, 2009	24.74	15.05	24.18	June 30, 2014	313.74	277.26	282.47
March 31, 2010	30.46	23.77	26.49	September 30, 2014	364.41	282.47	360.52
June 30, 2010	30.28	22.32	22.32	December 31, 2014	434.95	328.07	410.25
September 30, 2010	27.40	20.79	27.40	March 31, 2015	488.87	396.89	451.48
December 31, 2010	33.69	24.49	32.83	June 30, 2015	539.40	438.27	510.13
March 31, 2011	44.94	32.61	44.94	September 30, 2015	592.40	451.82	465.14
June 30, 2011	67.05	42.70	56.71	December 31, 2015	587.09	459.82	542.87
September 30, 2011	72.19	44.96	58.20	March 31, 2016	542.87	359.68	360.44
December 30, 2011	66.00	49.81	55.43	June 30, 2016	427.20	331.05	349.23
March 30, 2012	119.96	55.43	116.62	September 1, 2016	441.37	349.23	393.40
June 29, 2012	140.01	110.66	114.22				

* This free writing prospectus includes information for the third calendar quarter of 2016 for the period from July 1, 2016 through September 1, 2016. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2016.

The graph below illustrates the daily performance of this Reference Stock from January 2, 2008 through September 1, 2016 based on closing price information from the Bloomberg Professional® service. The market price of this Reference Stock on September 1, 2016 was $393.40. ***Past performance of this Reference Stock is not indicative of its future performance.***



REGN

Description of Seattle Genetics, Inc.

Seattle Genetics, Inc. discovers and develops monoclonal antibody-based drugs to treat cancer and related diseases. The company's technologies increase the potency and efficacy of monoclonal antibodies with specificity for cancer. Its common stock trades on the NASDAQ under the symbol "SGEN." The company's CIK number is 1060736.

Historical Performance of Seattle Genetics, Inc.

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the Relevant Exchange, of this Reference Stock for each quarter in the period from January 2, 2008 through September 1, 2016. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Reference Stock should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	11.89	7.45	9.10	September 28, 2012	29.68	23.87	26.95
June 30, 2008	10.59	8.39	8.46	December 31, 2012	27.38	22.98	23.20
September 30, 2008	12.97	7.92	10.70	March 28, 2013	36.32	23.20	35.51
December 31, 2008	11.04	7.67	8.94	June 28, 2013	38.56	29.70	31.46
March 31, 2009	10.66	7.23	9.86	September 30, 2013	48.46	31.46	43.83
June 30, 2009	10.34	8.18	9.72	December 31, 2013	45.54	37.01	39.89
September 30, 2009	14.80	8.75	14.03	March 31, 2014	55.14	38.57	45.56
December 31, 2009	14.03	8.74	10.16	June 30, 2014	46.79	32.82	38.25
March 31, 2010	12.59	9.34	11.94	September 30, 2014	44.14	33.75	37.18
June 30, 2010	13.50	10.59	11.99	December 31, 2014	37.80	31.10	32.13
September 30, 2010	15.53	11.44	15.53	March 31, 2015	39.69	30.54	35.35
December 31, 2010	17.35	13.77	14.95	June 30, 2015	49.63	34.03	48.4
March 31, 2011	17.23	13.95	15.57	September 30, 2015	51.61	37.04	38.56
June 30, 2011	21.34	15.00	20.52	December 31, 2015	45.52	37.16	44.88
September 30, 2011	21.08	12.67	19.06	March 31, 2016	44.88	26.87	35.09
December 30, 2011	22.28	15.02	16.71	June 30, 2016	43.78	32.95	40.41
March 30, 2012	20.78	16.40	20.38	September 1, 2016	49.22	40.15	44.90
June 29, 2012	25.61	18.28	25.39				

* This free writing prospectus includes information for the third calendar quarter of 2016 for the period from July 1, 2016 through September 1, 2016. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2016.

The graph below illustrates the daily performance of this Reference Stock from January 2, 2008 through September 1, 2016 based on closing price information from the Bloomberg Professional® service. The market price of this Reference Stock on September 1, 2016 was $44.90. *Past performance of this Reference Stock is not indicative of its future performance.*

SGEN



Description of United Continental Holdings, Inc.

United Continental Holdings Inc. is an airline holding company. The company owns and operates airlines that transports persons, property and mail throughout the United States and abroad. Its common stock trades on the NYSE under the symbol "UAL." The company's CIK number is 100517.

Historical Performance of United Continental Holdings, Inc.

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the Relevant Exchange, of this Reference Stock for each quarter in the period from October 1, 2010, the date when this Reference Stock began trading, through September 1, 2016. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Reference Stock should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
December 31, 2010	29.53	23.27	23.82	December 31, 2013	39.83	29.65	37.83
March 31, 2011	27.48	22.17	22.99	March 31, 2014	49.18	37.73	44.63
June 30, 2011	26.68	19.79	22.63	June 30, 2014	48.05	39.20	41.07
September 30, 2011	23.03	16.61	19.38	September 30, 2014	51.74	38.62	46.79
December 30, 2011	21.24	15.53	18.87	December 31, 2014	66.89	40.55	66.89
March 30, 2012	24.97	17.48	21.50	March 31, 2015	73.62	63.83	67.25
June 29, 2012	25.17	20.58	24.33	June 30, 2015	67.25	51.23	53.01
September 28, 2012	24.82	17.78	19.50	September 30, 2015	61.56	51.50	53.05
December 31, 2012	24.19	19.21	23.38	December 31, 2015	61.49	50.78	57.30
March 28, 2013	32.50	23.38	32.01	March 31, 2016	61.19	45.12	59.86
June 28, 2013	34.75	28.66	31.29	June 30, 2016	59.86	37.75	41.04
September 30, 2013	36.25	27.71	30.71	September 1, 2016	50.99	39.31	50.89

* This free writing prospectus includes information for the third calendar quarter of 2016 for the period from July 1, 2016 through September 1, 2016. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2016.

The graph below illustrates the daily performance of this Reference Stock from October 1, 2010 through September 1, 2016 based on closing price information from the Bloomberg Professional® service. The market price of this Reference Stock on September 1, 2016 was $50.89. *Past performance of this Reference Stock is not indicative of its future performance.*



UAL

Description of Vertex Pharmaceuticals Incorporated

Vertex Pharmaceuticals Incorporated discovers, develops and commercializes small molecule pharmaceuticals for the treatment of diseases for which there are currently limited or no effective treatments. The company develops drugs for the treatment of cystic fibrosis, autoimmune diseases, cancer, inflammatory bowel disease, and neurological disorders. Its common stock trades on the NASDAQ under the symbol "VRTX." The company's CIK number is 875320.

Historical Performance of Vertex Pharmaceuticals Incorporated

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the Relevant Exchange, of this Reference Stock for each quarter in the period from January 2, 2008 through September 1, 2016. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Reference Stock should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	23.89	14.59	23.89	September 28, 2012	59.04	48.41	55.95
June 30, 2008	33.90	23.89	33.47	December 31, 2012	59.42	38.89	41.94
September 30, 2008	34.68	25.60	33.24	March 28, 2013	54.98	41.94	54.98
December 31, 2008	33.24	20.71	30.38	June 28, 2013	85.36	52.58	79.87
March 31, 2009	35.00	26.96	28.73	September 30, 2013	88.57	74.53	75.82
June 30, 2009	36.08	26.23	35.64	December 31, 2013	77.81	60.18	74.30
September 30, 2009	38.11	32.40	37.90	March 31, 2014	85.48	67.80	70.72
December 31, 2009	43.55	32.11	42.85	June 30, 2014	94.68	62.44	94.68
March 31, 2010	44.24	37.42	40.87	September 30, 2014	113.90	84.74	112.31
June 30, 2010	40.87	32.58	32.90	December 31, 2014	120.78	101.10	118.80
September 30, 2010	37.44	32.15	34.57	March 31, 2015	134.25	107.88	117.97
December 31, 2010	38.35	32.43	35.03	June 30, 2015	135.82	116.43	123.48
March 31, 2011	51.07	35.03	47.93	September 30, 2015	141.48	98.50	104.14
June 30, 2011	58.01	45.01	51.99	December 31, 2015	133.26	104.14	125.83
September 30, 2011	53.18	40.00	44.54	March 31, 2016	125.83	78.40	79.49
December 30, 2011	45.12	26.66	33.21	June 30, 2016	96.09	79.15	86.02
March 30, 2012	42.94	32.20	41.01	September 1, 2016	102.83	86.02	94.75
June 29, 2012	64.85	35.49	55.92				

* This free writing prospectus includes information for the third calendar quarter of 2016 for the period from July 1, 2016 through September 1, 2016. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2016.

The graph below illustrates the daily performance of this Reference Stock from January 2, 2008 through September 1, 2016 based on closing price information from the Bloomberg Professional® service. The market price of this Reference Stock on September 1, 2016 was $94.75. *Past performance of this Reference Stock is not indicative of its future performance.*

VRTX



Description of Wynn Resorts, Limited

Wynn Resorts, Limited owns and operates luxury hotels and destination casino resorts in Las Vegas, Nevada and in Macau, China. Its resorts feature guest rooms and suites, restaurants, a golf course, and an on-site luxury automotive dealership. Its common stock trades on the NASDAQ under the symbol "WYNN." The company's CIK number is 1174922.

Historical Performance of Wynn Resorts, Limited

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the Relevant Exchange, of this Reference Stock for each quarter in the period from January 2, 2008 through September 1, 2016. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Reference Stock should not be taken as an indication of its future performance.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	120.59	91.41	100.64	September 28, 2012	11.41	9.00	10.75
June 30, 2008	62.13	33.89	33.89	December 31, 2012	11.81	9.30	11.64
September 30, 2008	36.52	23.14	28.50	March 28, 2013	13.51	11.64	13.15
December 31, 2008	28.50	8.79	13.76	June 28, 2013	15.86	11.99	14.78
March 31, 2009	16.10	1.89	2.33	September 30, 2013	20.44	14.78	20.44
June 30, 2009	13.10	2.33	6.39	December 31, 2013	23.52	18.44	23.52
September 30, 2009	13.51	5.52	12.04	March 31, 2014	28.39	23.28	25.86
December 31, 2009	12.33	8.91	9.12	June 30, 2014	26.72	23.02	26.40
March 31, 2010	12.52	9.12	12.00	September 30, 2014	27.35	22.16	22.78
June 30, 2010	16.64	9.64	9.64	December 31, 2014	23.25	18.01	21.38
September 30, 2010	11.44	9.01	11.28	March 31, 2015	22.85	19.13	21.03
December 31, 2010	14.92	10.78	14.85	June 30, 2015	22.61	17.58	18.25
March 31, 2011	16.76	12.33	13.15	September 30, 2015	22.64	17.57	18.45
June 30, 2011	15.72	11.89	13.21	December 31, 2015	24.14	18.45	22.72
September 30, 2011	15.87	9.15	9.29	March 31, 2016	22.75	16.56	21.44
December 30, 2011	12.02	8.23	10.43	June 30, 2016	25.09	21.27	22.63
March 30, 2012	14.74	10.43	13.62	September 1, 2016	24.90	22.55	24.65
June 29, 2012	13.93	10.33	11.16				

* This free writing prospectus includes information for the third calendar quarter of 2016 for the period from July 1, 2016 through September 1, 2016. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2016.

The graph below illustrates the daily performance of this Reference Stock from January 2, 2008 through September 1, 2016 based on closing price information from the Bloomberg Professional® service. The market price of this Reference Stock on September 1, 2016 was $93.17. *Past performance of this Reference Stock is not indicative of its future performance.*

WYNN



THE REFERENCE ASSET

The following graph illustrates the hypothetical daily performance of the Reference Asset from June 22, 2014 (the date on which the Reference Stock with the most limited trading history, Kite Pharma, Inc., began trading) through September 1, 2016 based on closing price information from the Bloomberg Professional® service, if the value of the Reference Asset was made to equal 100 on June 22, 2014. The hypothetical performance reflects the performance the Reference Asset would have exhibited based on (i) the actual historical performance of the Reference Stocks and (ii) the assumption that no adjustment to the Official Closing Price occurred from June 22, 2014 through September 1, 2016 for any Reference Stock. Neither the hypothetical performance of the Reference Asset nor the actual historical performance of the Reference Stocks should be taken as indications of future performance.

We cannot give you assurance that the performance of the Reference Asset will result in the return of your initial investment. You may lose up to 100% of your investment.



EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to any Reference Stock on that scheduled trading day, then the accelerated Final Valuation Date for that Reference Stock will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to a Reference Stock on the scheduled trading day immediately preceding the date of acceleration, the determination of that Reference Stock's relevant prices will be made on that date, irrespective of the existence of a Market Disruption Event with respect to another Reference Stock occurring on that date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.65% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a security should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Reference Asset and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Reference Asset is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

Recently finalized Treasury Regulations provide that withholding on "dividend equivalent" payments (as discussed in the accompanying prospectus supplement), if any, will not apply to Notes issued before January 1, 2017. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption or other disposition of the Notes will only apply to dispositions after December 31, 2018.

TABLE OF CONTENTS

You should only rely on the information contained in this free writing prospectus, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Accelerated Market Participation Securities Linked to a Basket Consisting of 20 Common Equity Securities

September 6, 2016

FREE WRITING PROSPECTUS